August 16, 2012

Linda Cvrkel, Branch Chief
Division of Corporation Finance
100 F Street N.E.
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Chiquita Brands International, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 27, 2012
File No. 001-01550

VIA EDGAR

Dear Ms. Cvrkel:

On behalf of Chiquita Brands International, Inc. (the "Company"), set forth below are responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") contained in our letter dated July 16, 2012 addressed to Mr. Brian W. Kocher regarding the subject filings (the "Comment Letter"). Pursuant to correspondence with Effie Simpson, the Staff did not object to our request for an extension to respond to the Comment Letter by no later than today. For the convenience of the Staff, each response has been numbered to correspond to the comments in the Comment Letter.

Exhibit 13
Management's Discussion and Analysis
Operations, page 3

1.
We note that your discussion of the changes in the results of operations focuses on net sales, segment results and operating income. Please revise to also discuss and analyze the factors responsible for changes in cost of sales. Because segment results and operating income are impacted by both sales and cost of sales, we believe a separate discussion of cost of sales results is necessary and appropriate to enable the reader of your financial statements to easily identify all factors that impacted the Company's results of operations.

Company Response:

Beginning with our Form 10-Q for the quarter ended June 30, 2012 filed with the SEC on August 9, 2012, we have expanded our disclosure to include tabular presentations of segment and consolidated net sales, cost of sales, operating income and the percentage change for each. We have also included tabular presentations that quantify the major drivers of the changes in net sales, costs of sales and operating income for the periods presented. The components selected are the key drivers that management analyzes internally. Below each of the tabular presentations, further discussion and analysis is provided. We plan to continue including similar disclosure in future filings.

Attached to our response letter as Exhibit A is the expanded presentation included in our June 30, 2012 Form 10-Q.

Note 20 - Deconsolidation, Divestitures and Discontinued Operations, page 56

2.
We note that you recognized a gain of $32.4 million on the sale of your 51% interest in the European smoothie business to Danone S.A. for $18 million and deconsolidated this entity. We also note that the gain recognized included a gain of $15 million related to the remeasurement of the retained investment in the European smoothie business to its fair value of $16 million on the closing date. We further note that the fair value of the investment was a Level 3 measurement based upon the consideration paid by Danone for 51% of the Danone JV including a discount for lack of control. In light of the materiality of this gain, please explain to us in detail how the $15 million gain related to the remeasurement of value of the European smoothie business was determined, as well as the remaining gain of $17 million. We may have further comment upon reviewing your response.

Company Response:

In May 2010, the company sold 51% of its European smoothie business to Danone S.A., for €15 million ($18 million) and deconsolidated it pursuant to Accounting Standards Codification ("ASC") 810-10-40. The sales price reflected the value of the business development activities that we had previously expensed, such as developing proprietary smoothie formulas, packaging design and market research. After the sale, we accounted for our remaining interest in the European smoothie business as an equity method investment.

Pursuant to ASC 323-10-30-2, we initially recognized our equity method investment at fair value. In estimating the fair value of our investment for initial recognition, we considered fair value guidance under ASC 820. Our starting point to estimate the fair value of our retained investment was the consideration paid by Danone of $18 million for 51% of the joint venture, the highest-level indicator available to estimate the fair value of our 49%, non-controlling interest. However, the amount Danone paid for the 51% ownership included a premium to obtain control of the entity. To estimate the discount for lack of control that should be applied to our noncontrolling interest relative to the observable fair value of Danone's controlling interest, we performed a valuation study of recent comparable transactions with the assistance of a third party. Based on the results of this study, we selected a 10% discount for lack of control in our fair value estimate. Applying this discount to the amount paid by Danone for their controlling interest resulted in a $16 million estimated fair value of our noncontrolling interest ($18 million ÷ 51% * 49% * (100% - 10%) = $16 million). We corroborated the fair value estimate with a discounted cash flow analysis of estimated future operations.

The gain on the deconsolidation and sale of the European smoothie business, together with remeasurement of our investment to fair value at inception, totaled $32 million and is detailed as follows:

1.
Sale proceeds of $18 million received from Danone S.A. for 51% of business, less 51% of the Company's book carrying value of approximately $1 million, resulted in a book gain on deconsolidation and sale of $17 million.

2.
Fair value estimate of our 49% minority interest in the joint venture of $16 million, less 49% of the Company's carrying value in the joint venture of approximately $1 million, resulted in a remeasurement gain of $15 million.

Note 13. - Leases, page 41

3.
We note from the disclosure provided in Note 13 that a portion of the Company's operating leases of containers contain residual value guarantees under which the Company guarantees a certain minimum value of the containers at the end of the lease. We also note that the Company estimates that such residual value guarantees are approximately $21 million and $26 million at December 31, 2011 and 2010, respectively. With regards to this residual value guarantees, please tell us and revise future filings to indicate whether the Company has recognized any accruals for amounts which may be payable at the conclusion of the leases for the residual value guarantees. If no such liabilities have been recognized in the Company's financial statements, please explain why.

Company Response:

Under certain of our container master lease agreements, we have the option at the end of the lease to purchase the containers at a specified price or to return them. If we return them, the lessor will sell the containers. If the net proceeds of the sale are greater than the purchase option price, we will receive the difference from the lessor and if the net proceeds are less than the purchase option price, we will pay the difference up to the maximum lessee obligation.

In connection with our evaluation of the accounting treatment for the container lease agreement, we evaluated the residual value guarantee under ASC 460, "Guarantees," to determine the accounting treatment. ASC 460-10-30-2b states that "if a guarantee is issued as part of a transaction with multiple elements with an unrelated party (such as…entering into an operating lease), the liability recognized at inception of the guarantee should be an estimate of the guarantee's fair value." In accordance with ASC 460-10-30-2b, we estimated the fair value of the guarantees to be nominal because we expected the fair value of the containers at the end of the lease term to exceed the guaranteed residual values; therefore, we did not record a liability in our financial statements. We periodically re-evaluate the fair value of these guarantees.

In future filings we will augment our disclosure in a manner similar to the sentence underlined below to clarify that we have not recorded a liability for the residual value guarantees and why.

"A portion of the company's operating leases of containers contain residual value guarantees under which the company guarantees a certain minimum value of the containers at the end of the lease. If the company does not exercise its purchase option at the end of the lease, and the lessor cannot sell the containers for at least the guaranteed amount, the company will have to pay the difference to the lessor. The company estimates that the residual value guarantees are approximately $21 million and $26 million at December 31, 2011 and 2010, respectively. The company estimates that the fair value of these residual value guarantees are nominal because the fair value of the containers at the end of the lease term is expected to exceed the residual value that was guaranteed under the lease; therefore, we do not expect to make payments under the residual value guarantees and have not recorded a liability in our consolidated financial statements."

Note 15. Income Taxes

4.	Please revise Note 15 to disclose the foreign and domestic components of the Company's earnings before taxes. Refer to the disclosure requirements outlined in Rule 4-08(h) of Regulation S-X.

Company Response:

We refer the Staff to Note 15, Income Taxes, which includes the following disclosure, "Income before taxes attributable to foreign operations was $11 million, $11 million and $73 million in 2011, 2010 and 2009, respectively." Therefore, the reader can calculate the domestic component of the Company's earnings before taxes. In future filings, we will clarify our disclosure by presenting the foreign and domestic components of the Company's earnings before taxes in a tabular format similar to the following:

(In thousands)	2011	2010	2009
Income (loss) from continuing operations before income taxes attributable to domestic operations	$(36,788)	$48,280	$17,499
Income from continuing operations before income taxes attributable to foreign operations	11,424	10,743	73,309
Income (loss) from continuing operations before income taxes	$(25,364)	$59,023	$90,808

    All "Loss from discontinued operations" related to foreign operations.

Note 19. Contingencies
Italian Customs Cases, page 54

5.
We note the disclosure in Note 19 indicating that certain customs proceedings are pending against the Company in Italy, but are being appealed. We also note that under Italian law, the amounts claimed in certain cases have become due and payable notwithstanding the pending appeals and that during 2009 and 2010 the Company began making payments of amounts due, including related interest. We also note that certain amounts related to the 2004-2005 customs cases will begin to be paid beginning in March 2012. With regard to these payments, please tell us how the amounts being paid under these arrangements are being accounted for in the Company's financial statements, given the pending appeals. If they are not being recognized as an expense, please explain your basis or rationale for the treatment being used. As part of your response, you should also indicate whether the Company has recognized a liability in its financial statements for the full amounts of the payment obligations. If not, please explain why. We may have further comment upon review of your response.

Company Response:

In all of the Italian customs and tax cases, the amounts claimed by the Italian courts are not being recognized as an expense, nor as a liability, in our financial statements based on our analysis of ASC 450, "Contingencies," and the facts and circumstances in these cases, including input from our legal counsel. In Italy, the appeals process and court systems operate differently than in the United States, including that the courts may review the facts and the application of law upon appeal, the powers that each level of the courts have to make rulings and the degree to which lower court rulings are considered in the appeal. Under Italian law, the relevant authorities are entitled to demand payment of the sums claimed after a certain stage in the judicial proceedings, notwithstanding any pending appeals. Such a demand for payment is in no way an indication of the ultimate outcome of the proceedings.

ASC 450-20-25-2 states that "An estimated loss from a loss contingency shall be accrued by a charge to income if both of the following conditions are met:

a.
Information available before the financial statements are issued or are available to be issued (as discussed in Section 855-10-25) indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements. Date of the financial statements means the end of the most recent accounting period for which financial statements are being presented. It is implicit in this condition that it must be probable that one or more future events will occur confirming the fact of the loss.

b.	The amount of loss can be reasonably estimated."

Based on the facts and circumstances in these cases, including input from legal counsel, we have concluded that it is possible, but not probable under the guidance in ASC 450-20-25-2, that a positive outcome will not be achieved before the Italian Court of Cassation, the highest level court in Italy. Therefore, we have not met the threshold to record a liability. In our Form 10-K for the year ended December 31, 2011, our disclosures provided the nature of the contingency and an estimate of the possible loss or range of loss, and subsequent Forms 10-Q have continued to include this disclosure. In our June 30, 2012 Form 10-Q, we clarified our disclosures regarding these Italian customs and tax cases, to discuss how the amounts being paid under these arrangements are being accounted for in our financial statements. The disclosures that we provided in our June 30, 2012 Form 10-Q in "Note 13 - Commitments and Contingencies - ITALIAN CUSTOMS AND TAX CASES" are included as Exhibit B to our response letter with the most relevant disclosure underlined.

Note 16. Stock-Based Compensation, page 48

6.
Please revise the notes to your financial statements in future filings to include all of the disclosures required by ASC 718-10-50 with respect to your stock-based compensation arrangements, as applicable. In this regard, we note that various disclosures outlined in ASC 718-10-50 have not been provided such as the aggregate intrinsic value of your outstanding and exercisable options and the methods and significant assumptions that were used to value your stock-based compensation grants. Please confirm that you will revise future filings to include all required disclosures.

Company Response:

In accordance with our equity compensation plan, the Company may issue shares of common stock as stock awards (including restricted stock units), stock options, performance awards and stock appreciation rights. The Company currently has no stock appreciation rights outstanding and as disclosed in Note 16, no stock options have been granted since January 2004. As a result, certain of the disclosures and related calculated values as outlined in ASC 718-10-50 were not deemed material for disclosure, including the intrinsic value of our outstanding and exercisable stock options. The total intrinsic value of our outstanding and exercisable stock options were $0.0 million, $0.2 million and $1.5 million at December 31, 2011, 2010 and 2009, respectively.

The significant assumptions used to value our stock based awards, including restricted stock units and our long-term incentive program are disclosed in "Note 1, Summary of Significant Accounting Policies - STOCK-BASED COMPENSATION."

Report on Form 8-K dated May 8, 2012

7.
We note that you present the non-GAAP measure "comparable income" in the press release included as an exhibit to your report on Form 8-K. Please revise future filings to explain why management believes this measure provides useful information to investors regarding the Company's results of operations and to the extent material, disclose the additional purposes if any that the Company's management uses this non-GAAP financial measure. Refer to the guidance outlined in Item 10(e) of Regulation S-K.

Company Response:

In our first quarter 2012 press release attached as Exhibit 99.1 to our Form 8-K dated May 8, 2012, the first use of our non-GAAP measure includes a footnote reference to section of the press release titled "Items Affecting Comparability," which together with the section titled "Non-GAAP Measurements," discloses why we believe our non-GAAP disclosure is relevant to investors and other users of the financial information and provides an explanation of each difference between our GAAP and non-GAAP financial measures. The reconciliation of our non-GAAP financial measure to its most comparable GAAP measure is included on the second page of this Exhibit. We believe our non-GAAP disclosures appropriately address the guidance outlined in Item 10(e) of Regulation S-K, including explaining why management believes these measures provide useful information to our investors. In connection with our second quarter press release filed on Form 8-K dated August 7, 2012, we clarified our explanations as to why we believe our non-GAAP disclosures are meaningful and have attached this press release as Exhibit C to our response letter. We plan to continue including similar disclosure in future filings.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

If you have any further comments or questions, please contact me at the Company's address or by phone.

Sincerely,

/s/ Joseph B. Johnson
Joseph B. Johnson
Vice President, Controller and Chief Accounting Officer

250 East Fifth Street
Cincinnati, Ohio 45202
(980) 636-5194
jojohnson@chiquita.com

Note that as of September 1, 2012, our address will be:
550 South Caldwell Street
Charlotte, NC 28202

cc:    Effie Simpson
Lyn Shenk
Fernando Aguirre
Brian W. Kocher

Exhibit A

Excerpt of “Management's Discussion and Analysis of Financial Condition and Results of Operations - Overview and - Operations” filed on Form 10-Q for the quarterly period ended June 30, 2012:
Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview
The first half and the second quarter of 2012 proved to be challenging, as we expected. Banana pricing in each of our markets was below that of the year-ago periods, as lower average European exchange rates more than offset local pricing improvements in Europe. Exchange rates adversely affected pricing in the second quarter of 2012 by $24 million compared to the second quarter of 2011. We expect year-over-year European pricing comparisons to remain challenging based on 2012 exchange rates that are anticipated to be significantly below 2011 rates; therefore, in June and July 2012 we increased hedging coverage through 2013 to reduce our exposure to further declines in the value of the euro. In North America, pricing included the benefit of a force majeure surcharge from late January 2011 until the end of June 2011 to recover higher sourcing costs that began in the fourth quarter of 2010; the surcharge did not recur in 2012.
Salad and Healthy Snacks segment results in the quarter and six months ended June 30, 2012 were better than the year ago periods as cost reductions offset the lower volumes of retail value-added salads, which were a result of 2011 customer conversions to private label products produced by competitors. We were able to reduce commodity, manufacturing and quality costs as a result of harvesting and manufacturing process improvements and better first quarter raw product yields and quality. We realized cost savings from our realignment of the overhead structure and innovation functions in the third quarter of 2011, and we reduced our marketing investment in 2012. We continued our focus on cost savings in June 2012 by entering into a lease for a new, more efficient and more automated salad production and warehousing facility in the Midwest that will replace three existing facilities in the region beginning in the second half of 2013. In late 2011, we announced plans to expand our organic product offerings and to begin offering private label and whole-head lettuce products to be a complete salad supplier to our customers. We can offer these additional products using existing sourcing, manufacturing and distribution capacity; however, most salad supply arrangements are multi-year contracts and we do not expect to see related volume growth until 2013. We remain a leader in the branded retail value-added salad category market share based on Information Resources Inc. ("IRI") scan data.
Comparisons of 2012 to 2011 results are also affected by:

•
During the fourth quarter of 2011, we committed to relocate our corporate headquarters and to consolidate other corporate functions to Charlotte, North Carolina during 2012 in order to improve execution, accelerate decision-making and reduce costs. The relocation is expected to cost approximately $30 million through 2013 (including net capital expenditures of approximately $5 million after allowances from the landlord), of which $24 million is expected to be recaptured through state, local and other incentives through 2022. We recognized $11 million ($7 million net of tax) of expense related to the relocation in the first half of 2012 and $6 million ($4 million net of tax) of expense in the fourth quarter of 2011.

•
Debt reduction efforts in 2011 reduced interest expense by approximately $7 million in the first half of 2012. As more fully described in Note 5 to the Condensed Consolidated Financial Statements, we further amended the Credit Facility to provide the appropriate level of flexibility to execute our strategy and and absorb the current volatility inherent in our business. The amendment created a Covenant Amendment Period until after the third quarter of 2013, during which interest rates increase, the financial covenants are altered and other restrictions are in place. We expect annual interest expense to increase by approximately $5 million during the Covenant Amendment Period.

•
Other Produce results in the second quarter of 2011 included a $32 million reserve for advances to a grower of grapes and other produce. The grower declared bankruptcy in late 2011; however, we continue to negotiate recovery with the bankruptcy trustee and other creditors of the grower.

•
Income taxes in the second quarter of 2011 included an $87 million release of U.S. valuation allowances against deferred tax assets and $6 million of income tax expense related to a settlement in Italy.

On August 7, 2012, we announced that we will immediately execute a restructuring plan to strategically transform Chiquita into a high-volume, low-cost operator. The restructuring plan is designed to reduce costs and improve our competitive position by focusing our resources on the banana and salad businesses, reducing investment in non-core products, reducing overhead and manufacturing cost and limiting consumer marketing activities. In connection with this plan, we expect the elimination of approximately 300 positions worldwide, resulting in expense of approximately $15 million in the second half of 2012 primarily related to severance, after which, we expect annual savings of at least $60 million. We expect to begin realizing part of these savings as early as the fourth quarter of 2012. We do not currently foresee that the state, local and other incentives connected to our relocation to Charlotte, North Carolina will be affected. The company's Board of Directors and its chief executive officer also announced the company's plans to transition leadership. We also announced our plans to transition Chiquita's leadership. The Board of Directors has formed a committee to oversee the process of selecting a new chief executive officer. Mr. Aguirre will remain as Chairman and Chief Executive Officer until the hiring of a new CEO.
Our results are subject to significant seasonal variations and interim results are not indicative of the results of operations for the full fiscal year. Generally, our results during the second half of the year are weaker than in the first half of the year due to increased availability of competing fruits and resulting lower banana prices, as well as seasonally lower consumption of salads in the fourth quarter. For a further description of our challenges and risks, see the Overview section of "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part I - Item 1A - Risk Factors" in our 2011 Annual Report on Form 10-K and discussion below.

Operations

	Quarter ended June 30,		Percent	Six months ended June 30,		Percent
(In millions)	2012	2011	Change	2012	2011	Change
Net sales:
Bananas	$533	$555	(4.0)%	$1,053	$1,094	(3.8)%
Salads and Healthy Snacks	252	253	(0.4)%	489	491	(0.3)%
Other Produce	49	63	(22.5)%	84	109	(23.1)%
	$833	$870	(4.3)%	$1,627	$1,695	(4.0)%
Cost of sales:
Bananas	$460	$433	6.0%	$909	$869	4.5%
Salads and Healthy Snacks	214	217	(1.4)%	422	420	0.6%
Other Produce	49	62	(20.9)%	93	109	(15.2)%
Corporate costs	3	3	7.0%	6	5	5.2%
	$726	$716	1.5%	$1,429	$1,404	1.8%
Operating income (loss):
Bananas	$29	$59	(51.1)%	$48	$116	(58.4)%
Salads and Healthy Snacks	10	3	209.4%	10	9	11.7%
Other Produce	(3)	(33)	(89.9)%	(9)	(37)	(74.3)%
Corporate Costs	(18)	(15)	18.4%	(32)	(32)	(1.4)%
	$18	$14	27.1%	$17	$56	(69.4)%
Tables may not total or recalculate due to rounding.

CONSOLIDATED NET SALES, COST OF SALES AND OPERATING INCOME
Net sales declined on a consolidated basis by 4.3% and 4.0% in the quarter and six months ended June 30, 2012, respectively, compared to the same periods in 2011 primarily as a result of lower banana and other produce pricing in all markets, as lower average European exchange rates more than offset local pricing improvements in Europe. We expect year-over-year European pricing comparisons to remain challenging based on 2012 exchange rates that are anticipated to be significantly below 2011 rates; therefore, in June and July 2012 we increased hedging coverage through 2013 to reduce our exposure to further declines in the value of the euro. Further discussion of hedging can be found under the caption Market Risk Management—Financial Instruments below. North American banana pricing in 2011 included a force majeure surcharge from late January 2011 until the end of June 2011 to recover higher sourcing costs that began in the fourth quarter of 2010; the surcharge did not recur in 2012. Increases in value-added salad sales to foodservice customers and sales of healthy snacks offset reductions in retail value-added salad volume, which are a result of 2011 customer conversions to private label products produced by competitors. Additionally, a change in standard contract language for certain other produce sales in Europe resulted in net recognition as an agent, whereas in 2011 we recognized gross sales and gross cost of sales as a principal. Additional detail of the variance is included in the segment discussion below.
Cost of sales increased on a consolidated basis by 1.5% and 1.8% in the quarter and six month ended June 30, 2012, respectively, compared to the same periods in 2011 primarily as a result of increased banana volume, sourcing costs that include fuel costs net of hedging, purchased fruit costs, and materials cost. Additional detail of the variance is included in the segment discussion below.
Operating income increased (decreased) on a consolidated basis by 27.1% and (69.4)% in the quarter and six month ended June 30, 2012, respectively, compared to the same periods in 2011. The second quarter of 2011 includes a $32 million reserve in the Other Produce segment for grower advances to a grower of grapes and other produce in Chile. Aside from the reserve, operating results declined from 2011 primarily as a result of lower banana pricing in all markets. Lower value-added salad volume was more than offset in the second quarter and partially offset in the first half by improved raw product yields and quality combined with process improvements to significantly reduce quality costs in 2012 compared to the same periods in 2011, as well as improved product mix. Additional detail of the variances are included in the segment discussion below.
REPORTABLE SEGMENTS
We report three business segments: Bananas; Salads and Healthy Snacks; and Other Produce. Segment descriptions and results can be found in Note 12 to the Condensed Consolidated Financial Statements. Certain corporate expenses are not allocated to the reportable segments and are included in "Corporate costs," including costs related to the relocation of the company's headquarters described in Note 2 to the Condensed Consolidated Financial Statements. Inter-segment transactions are eliminated.
BANANA SEGMENT
Net sales for the segment were $533 million and $555 million for the second quarters of 2012 and 2011, respectively, and $1.1 billion for the six months ended June 30, 2012 and 2011. Significant increases (decreases) in segment net sales compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Pricing, including the 2011 force majeure surcharge in North America	$(6)	$(39)
Volume	7	21
Average European exchange rates[1]	(24)	(28)
Other	1	5
Change in Banana segment net sales	$(22)	$(41)

[1]
Average European exchange rates include the effect of hedging, which was an expense of less than $1 million for the second quarter of 2012 and $1 million for the second quarter of 2011, and a benefit (expense) of $4 million and $(3) million for the six months ended June 30, 2012 and 2011, respectively.

Cost of sales in the Banana segment was $460 million and $433 million for the second quarters of 2012 and 2011, respectively, and $0.9 billion for the six months ended June 30, 2012 and 2011. Significant increases (decreases) in segment cost of sales compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Volume	$8	$18
Sourcing and logistics costs	14	14
Acceleration of losses on ship sublease arrangements	—	6
Tariffs	(1)	(3)
Other	6	5
Change in Banana segment cost of sales	$27	$40
Sourcing costs include costs of purchased fruit. Logistics costs are significantly affected by fuel prices, and include the effect of fuel hedges, which was a benefit of $3 million and $12 million for the second quarters of 2012 and 2011, respectively and a benefit of $9 million and $18 million for the six months ended June 30, 2012 and 2011. See Note 6 to the Condensed Consolidated Financial Statements for further description of our hedging program.
In 2011, we implemented a new European shipping configuration to reduce overall delivery costs. The new configuration involves shipment of part of our core volume in container equipment on board the ships of certain third-party container shipping operators. This container capacity is more flexible than leasing entire ships, which is expected to primarily benefit the second half of the year, when volume demand is typically lower. As a result of this change, five chartered cargo ships have been subleased until the end of 2012, two that began in December 2011 and three in the first quarter of 2012. An equivalent number of ship charters will not be renewed for 2013. These subleases resulted in the acceleration of $6 million of losses on the three sublease arrangements in the first quarter of 2012, net of $2 million of related deferred sale-leaseback gain amortization during the sublease period. We accelerated $4 million of losses on the other two sublease arrangements in the fourth quarter of 2011.
Operating income in the Banana segment was $29 million and $59 million for the second quarters of 2012 and 2011, respectively, and $48 million and $116 million for the six months ended June 30, 2012 and 2011, respectively. Significant increases (decreases) in segment operating income compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Change in Banana segment net sales from above	$(22)	$(41)
Change in Banana segment cost of sales from above	(27)	(40)
Marketing investment	9	8
Selling, general and administrative expenses	1	2
Other	9	3
Change in Banana segment operating income	$(30)	$(68)
Our banana sales volumes1 in 40-pound box equivalents were as follows:

(In millions, except percentages)	Q2 2012	Q2 2011	% Change	YTD 2012	YTD 2011	% Change
North America	16.7	16.6	0.6%	32.5	32.7	(0.6)%
Europe and the Middle East:
Core Europe[2]	10.1	10.6	(4.7)%	20.6	21.1	(1.9)%
Mediterranean[3] and Middle East	4.5	3.3	36.4%	8.8	6.5	35.4%

The following table shows year-over-year favorable (unfavorable) percentage changes in our banana prices for 2012 compared to 2011:

	Q2	YTD
North America[4]	(8.3)%	(7.1)%
Core Europe:[2]
U.S. Dollar Basis[5]	(5.5)%	(7.7)%
Local currency	5.3%	(0.5)%
Mediterranean[3] and Middle East	0.5%	(3.9)%

1	Volume sold represents all banana varieties, including Chiquita to Go, Chiquita minis, organic bananas and plantains.

2	Core Europe includes the 27 member states of the European Union, Switzerland, Norway and Iceland. Banana sales in Core Europe are primarily in euros but also include other European currencies.

3	Mediterranean markets are mainly European and Mediterranean countries that do not belong to the European Union.

4	North America pricing includes fuel-related and other surcharges.

5	Prices on a U.S. dollar basis exclude the effect of hedging.
To minimize the volatility that changes in fuel prices could have on the operating results of our core shipping operations, we use hedging instruments (derivatives) to lock in prices of future bunker fuel purchases for up to three years in the future. We also use hedging instruments to reduce the negative cash flow and earnings effect that any significant decline in the value of the euro would have on the conversion of euro-based revenue into U.S. dollars for up to 18 months in the future. Exchange rates adversely affected pricing in the second quarter of 2012 by $24 million compared to the second quarter of 2011, and we expect year-over-year European pricing comparisons to remain challenging based on 2012 exchange rates that are anticipated to be significantly below 2011 rates; therefore, in June and July 2012 we increased hedging coverage through 2013 to reduce our exposure to further declines in the value of the euro. Further discussion of hedging risks and instruments can be found under the caption Market Risk Management—Financial Instruments below and Note 6 to the Condensed Consolidated Financial Statements.
The average spot and hedged euro exchange rates were as follows:

(Dollars per euro)	Q2 2012	Q2 2011	% Change	YTD 2012	YTD 2011	% Change
Euro average exchange rate, spot	$1.29	$1.44	(10.4)%	$1.30	$1.40	(7.1)%
Euro average exchange rate, hedged	1.29	1.43	(9.8)%	1.31	1.39	(5.8)%
EU Banana Import Regulation. From 2006 through 2010, bananas imported into the European Union ("EU") from Latin America, our primary source of fruit, were subject to a tariff of €176 per metric ton, while bananas imported from African, Caribbean and Pacific sources continue to enter the EU tariff-free (since January 2008 in unlimited quantities). In 2009, the EU and 11 Latin American countries reached the World Trade Organization ("WTO") Geneva Agreement on Trade in Bananas ("GATB"), under which the EU agreed to reduce tariffs on Latin American bananas annually, ending with a rate of €114 per metric ton by 2019. The GATB resulted in tariff rates per metric ton of €143 and €136 in 2011 and 2012, respectively. The GATB still needs to be formalized in the WTO. The EU also signed a WTO agreement with the United States, under which it agreed not to reinstate WTO-illegal tariff quotas or licenses on banana imports.
In another regulatory development, in June 2012, the EU signed free trade area ("FTA") agreements with (i) Colombia and Peru and (ii) the Central American countries. Under both FTA agreements, the EU committed to reduce its banana tariff to €75 per metric ton over ten years for specified volumes of banana exports from each of the countries covered by these FTAs, and further required that the banana volumes assigned to each country under the Central American FTA be administered through export licenses. The agreements are currently scheduled to be approved by the European Council and ratified by the European Parliament and Latin American legislatures by late 2012. Because the approval procedures and implementation arrangements remain unsettled, including the possibility of export licenses, it is unclear when, or whether, these FTAs will be implemented, and what, if any, effect they will have on our operations.

SALADS AND HEALTHY SNACKS SEGMENT
Net sales for the Salads and Healthy Snacks segment were $252 million and $253 million for the second quarters of 2012 and 2011, respectively, and $489 million and $491 million for the six months ended June 30, 2012 and 2011, respectively. Significant increases (decreases) in segment net sales compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Pricing:
Retail value-added salads	$1	$—
Healthy snacks, foodservice and other	2	(4)
Volume:
Retail value-added salads	(14)	(20)
Healthy snacks, foodservice and other	16	20
Mix:
Retail value-added salads	1	1
Healthy snacks, foodservice and other	(7)	(4)
Other	—	5
Change in Salads and Healthy Snacks segment net sales	$(1)	$(2)
Cost of sales in the Salads and Healthy Snacks segment were $214 million and $217 million for the second quarters of 2012 and 2011, respectively, and $422 million and $420 million for the six months ended June 30, 2012 and 2011, respectively. Significant increases (decreases) in segment cost of sales compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Volume:
Retail value-added salads	$(9)	$(12)
Healthy snacks, foodservice and other	12	21
Mix:
Retail value-added salads	1	—
Healthy snacks, foodservice and other	2	5
Industry input and manufacturing costs:
Retail value-added salads	3	9
Healthy snacks, foodservice and other	(6)	(12)
Quality-related and manufacturing disruption costs	(3)	(5)
Other	(3)	(4)
Change in Salads and Healthy Snacks segment cost of sales	$(3)	$2
We were able to reduce commodity, manufacturing and quality costs through harvesting and manufacturing process improvements together with improved first quarter raw product yields and quality. We realized cost savings from our realignment of the overhead structure and innovation functions in the third quarter of 2011, and we reduced our marketing investment in 2012. The first quarter of 2012 included costs of $1 million ($1 million, net of tax), primarily related to inventory write-offs, to exit healthy snacking products that were not sufficiently profitable. The reduction in quality-related and manufacturing disruption costs is expected to continue to favorably affect comparisons to 2011, particularly for the third quarter.

Operating income in the Salads and Healthy Snacks segment was $10 million and $3 million for the second quarters of 2012 and 2011, respectively, and $10 million and $9 million for the six months ended June 30, 2012 and 2011, respectively. In the first quarter of 2012, the warm weather in the Yuma growing region improved raw product yields and quality and combined with process improvements to significantly reduce quality costs in the first and second quarters of 2012 compared to the year-ago periods. The quality improvements also correlate to increased sales velocity of our retail value-added salads in the second quarter of 2012 based on IRI scan data. Significant increases (decreases) in segment operating income compared to the year-ago period were as follows:

(In millions)	Q2	YTD
Change in Salads and Healthy Snacks segment net sales from above	$(1)	$(2)
Change in Salads and Healthy Snacks segment cost of sales from above	3	(2)
Marketing investment	4	5
Selling, general and administrative costs	1	3
Exit costs	—	(1)
Other	—	(2)
Change in Salads and Healthy Snacks segment operating income	$7	$1
The first quarter of 2012 included $1 million to restructure our European healthy snacking sales force. These actions were completed during the first quarter of 2012.
Volume and pricing for Fresh Express-branded retail value-added salads was as follows:

(In millions, except percentages)	Q2 2012	Q2 2011	% Change	YTD 2012	YTD 2011	% Change
Volume	12.2	13.3	(8.3)%	24.5	26.1	(6.1)%
Pricing			0.5%			(0.1)%
Pricing includes fuel-related and other surcharges. Fuel surcharges generally reset quarterly based on the previous quarter's average fuel index prices. The change in pricing represents the net change in sales of individual product pricing changes, without considering changes in product mix.
In June 2012, we entered into a 20-year lease agreement for a salad production and warehousing facility in the Midwest that will replace three existing facilities in the region. The lease agreement contains two 5-year extension periods. The new facility is expected to be more automated and efficient than the three existing plants that it will replace and is expected to further reduce operating costs when it is completed in the second half of 2013. Though the construction costs are being financed by the lessor, we are acting as the construction agent and will be responsible for all construction activity during the construction period because of the specialized nature of the facility. This results in Chiquita owning the facility for accounting purposes and as a result, we have recognized as of June 30, 2012 an asset of $13 million included in "Property, plant and equipment, net" and a corresponding $13 million non-cash obligation for the construction in progress of the leased facility included in "Other liabilities," which represents the cumulative cost of the facility through the balance sheet date. Total construction costs are expected to be approximately $40 million.
We monitor the progress of our Salads and Healthy Snacks segment, including quarterly review for triggering events based on business changes that could require impairment analysis of intangible assets before our annual evaluation in the fourth quarter. We also continue to monitor the results and future expectations for our equity method investment in Danone Chiquita Fruits to determine if the value of our investment is below its carrying value, and, if so, whether such potential impairment is other than temporary. Our ability to execute business growth strategies and to implement appropriate cost savings are important assumptions in both impairment reviews and evaluations for triggering events. As of June 30, 2012, we did not identify any triggering events or other than temporary impairment.

OTHER PRODUCE SEGMENT
Net sales for the segment were $49 million and $63 million for the second quarters of 2012 and 2011, respectively, and $84 million and $109 million for the six months ended June 30, 2012 and 2011, respectively. A change in standard contract language of certain other produce sales in Europe resulted in recognizing the net amount retained in such sales (a commission earned as an agent) instead of recognizing gross sales and cost of sales, as when we acted as a principal in the transactions during 2011. Operating loss for the segment was $3 million and $33 million for the second quarters of 2012 and 2011, respectively, and $9 million and $37 million for the six months ended June 30, 2012 and 2011, respectively. Operating loss in the second quarter of 2011 included a $32 million reserve for advances to a Chilean grower of grapes and other produce, and represented the remaining balance of advances that were not repaid. The grower declared bankruptcy in late 2011; however, we continue to negotiate recovery with the bankruptcy trustee and other creditors of the grower. See further information on the grower advance in Note 3 to the Condensed Consolidated Financial Statements. Lower pineapple pricing also negatively affected sales and operating income. The first quarter of 2012 also included $2 million ($1 million, net of tax) of costs primarily related to inventory write-offs from the discontinuation of non-strategic, low-margin products.
CORPORATE (INCLUDING HEADQUARTERS RELOCATION COSTS)
During the fourth quarter of 2011, we committed to relocate our corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina, affecting approximately 300 positions. At the same time, we committed to consolidate other corporate functions in Charlotte by bringing approximately 100 additional positions currently spread across the U.S. to improve execution and accelerate decision-making. The relocation will occur during 2012 and is expected to cost approximately $30 million through 2013 (including net capital expenditures of approximately $5 million after allowances from the landlord), a significant portion of which is expected to be recaptured through state, local and other incentives through 2022. In addition, we expect to generate ongoing cost savings of approximately $4 million annually for the next 10 years from the benefits of consolidation of locations, more efficient staffing, lower rent and reduced travel costs. We recognized $4 million ($2 million, net of tax) and $7 million ($4 million, net of tax) of severance and other relocation costs during the first and second quarters of 2012, respectively. The company recognized approximately $6 million ($4 million net of tax) in expense during 2011 for the relocation primarily related to severance benefits. See Note 2 to the Condensed Consolidated Financial Statements for further information about the company's relocation and restructuring activities.
Other corporate expenses were $11 million and $15 million for the second quarters of 2012 and 2011, respectively and $21 million and $32 million for the six months ended June 30, 2012 and 2011, respectively. The decrease is primarily a result of lower incentive compensation accruals.
INTEREST
Interest expense was $10 million and $14 million for the second quarters of 2012 and 2011, respectively, and $21 million and $28 million for the six months ended June 30, 2012 and 2011, respectively. The decrease in interest expense was related to the refinancing and debt reduction that occurred in 2011. However, on June 26, 2012, we amended our Credit Facility to include a Covenant Amendment Period that provides the appropriate level of flexibility to execute the company's strategy and absorb the current volatility inherent in its business. The amendment temporarily increased interest rates and is expected to result in $5 million of additional annual interest expense during the Covenant Amendment Period. See further description of refinancing, debt reduction and the amendment to our Credit Facility in Note 5 to the Condensed Consolidated Financial Statements and in Financial Condition - Liquidity and Capital Resources below.
INCOME TAXES
Income taxes were a net expense (benefit) of $3 million and $4 million in the quarter and six months ended June 30, 2012, respectively, and $(77) million and $(72) million for the quarter and six months ended June 30, 2011, respectively. The net income tax benefit in the quarter and six months ended June 30, 2011 is primarily the result of the U.S. valuation allowance release of $87 million partially offset by a $6 million charge for a tax settlement in Italy, which was also recorded in the second quarter of 2011 (as described in Notes 9 and 13 to the Condensed Consolidated Financial Statements). For the second quarter and six months ended June 30, 2012, the difference in the overall effective tax rate from the U.S. statutory rate is due to the mix of earnings and losses in various jurisdictions, as well as discrete tax items, including a $2 million out of period adjustment relating to 2011 (as described in Note 9 to the Condensed Consolidated Financial Statements). We do not believe the error was material to any prior or current year financial statements.

As a result of sustained improvements in the performance of our North American businesses and the benefits of debt reduction over the last several years, we have been generating annual U.S. taxable income beginning with tax year 2009, and expect this trend to continue, even if seasonal losses may be incurred in interim periods. As of June 30, 2011, our forecast included second quarter results as well as increased visibility to North American banana pricing and stabilized sourcing costs. As a result of these considerations, we recognized an $87 million income tax benefit in the second quarter of 2011 for the reversal of valuation allowances against the entire U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily net operating loss carry forwards (“NOLs”), which are more likely than not to be realized in the future. Through the second quarter of 2011, valuation allowances on available U.S. NOLs significantly affected our effective tax rate; if a deferred tax asset with a full valuation allowance, such as an NOL, was realized, the corresponding valuation allowance was also released, resulting in no net effect to income taxes reported in the Condensed Consolidated Statements of Income.
The reversal of the valuation allowance against U.S. federal deferred tax assets, described above, resulted in changing our interim tax reporting from the discrete method (used in the first quarter of 2011) to the effective tax rate method. Under the effective tax rate method, we are required to adjust our effective tax rate for each quarter to be consistent with the estimated annual effective tax rate. Jurisdictions with a projected loss where no tax benefit can be recognized are excluded from the calculation of the estimated annual effective tax rate. This could result in a higher or lower effective tax rate in the interim period based upon the mix and timing of actual earnings versus annual projections. Our overall effective tax rate may vary significantly from period to period due to the level and mix of income among domestic and foreign jurisdictions. Many of these foreign jurisdictions have tax rates that are lower than the U.S. statutory rate, and we continue to maintain full valuation allowances on deferred tax assets in some of these jurisdictions. Other items that do not otherwise affect the our earnings can also affect our overall effective tax rate, such as the effect of changing exchange rates on intercompany balances that can change the mix of income among domestic and foreign jurisdictions. We do not expect the cash we pay for taxes to change materially from historic levels for several years due to the availability of U.S. NOLs, but we do expect an increase of future reported income tax expense due to the release of the valuation allowance booked against those NOLs. Our effective tax rate reflects a combination of the application of normal U.S. statutory rates and historical levels of foreign taxes.

Exhibit B

Excerpt from "Note 13 - Commitments and Contingencies" to the Condensed Consolidated Financial Statements included in Form 10-Q for the quarterly period ended June 30, 2012

ITALIAN CUSTOMS AND TAX CASES

1998-2000 Cases. In October 2004, the company's Italian subsidiary, Chiquita Italia, received the first of several notices from various customs authorities in Italy stating that it is potentially liable for additional duties and taxes on the import of bananas by Socoba S.r.l. ("Socoba") from 1998 to 2000 for sale to Chiquita Italia. The customs authorities claim that (i) the amounts are due because these bananas were imported with licenses (purportedly issued by Spain) that were subsequently determined to have been forged and (ii) Chiquita Italia should be jointly liable with Socoba because (a) Socoba was controlled by a former general manager of Chiquita Italia and (b) the import transactions benefited Chiquita Italia, which arranged for Socoba to purchase the bananas from another Chiquita subsidiary and, after customs clearance, sell them to Chiquita Italia. Chiquita Italia is contesting these claims, principally on the basis of its good faith belief at the time the import licenses were obtained and used that they were valid.

Of the original notices, civil customs proceedings in an aggregate amount of €14 million ($18 million) plus interest were ultimately brought and are now pending against Chiquita Italia in four Italian jurisdictions, Genoa, Trento, Aosta and Alessandria (for €7 million, €5 million, €2 million, and €0.4 million, respectively, plus interest). In the Genoa case, Chiquita Italia won at the trial level, lost on appeal, and appealed to the Court of Cassation, the highest level of appeal in Italy, where the case is pending. In the Trento case, Chiquita Italia lost at the trial level and has lost at the initial appeal level in a decision published in February 2012 and has appealed this decision to the Court of Cassation. In the Aosta case, Chiquita Italia lost at the trial level in a decision also published in February 2012 and intends to appeal this decision. In the Alessandria case, Chiquita Italia lost at the trial level, and the case was stayed pending a ruling in a separate case in Rome. The Rome case was brought by Socoba (and Chiquita Italia intervened voluntarily) on the issue of whether the forged Spanish licenses used by Socoba should be regarded as genuine in view of the apparent inability to distinguish between genuine and forged licenses. In an October 2010 decision, the Rome trial court rejected Socoba's claim that the licenses should be considered genuine on the basis that Socoba had not sufficiently demonstrated how similar the forged licenses were to genuine Spanish licenses. Socoba has appealed this decision. In an unrelated case addressing similar forged Spanish licenses used in Belgium, the EU Commission has ruled that these types of licenses were such good forgeries that they needed to be treated as genuine, and Chiquita Italia has brought this decision to the attention of the customs authorities in Genoa and Alessandria to seek relief in relation to the pending customs case. The Genoa customs authorities declined to give the benefit of the decision to Chiquita Italia. Chiquita Italia intends to appeal this Genoa decision to the tax court. The Alessandria customs authorities have so far declined to address the request.

Under Italian law, the amounts claimed in the Trento, Alessandria and Genoa cases have become due and payable notwithstanding the pending appeals. Chiquita Italia deposited €7 million ($9 million), including interest, in the Trento and Alessandria cases in 36 monthly installments which were completed in March 2012. In the Genoa case, Chiquita Italia expects to make deposit payments including interest totaling €8 million ($11 million) in monthly installments beginning in August 2012 through 2018. Deposits made in these cases are deferred in "Investments and other assets, net" on the Condensed Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited will be reimbursed with interest.

2004-2005 Cases. In 2008, Chiquita Italia was required to provide documents and information to the Italian fiscal police in connection with a criminal investigation into imports of bananas by Chiquita Italia during 2004 through 2005, and the payment of customs duties on these imports. The focus of the investigation was an importation process whereby Chiquita sold some of its bananas to holders of import licenses who imported the bananas and resold them to Chiquita Italia (indirect import challenge), a practice the company believes was legitimate under both Italian and EU law and was widely accepted by authorities across the EU and by the EC. The Italian prosecutors are pursuing this matter with respect to 2005 only. If criminal liability is ultimately determined, Chiquita Italia could be civilly liable for damages, including applicable duties, taxes and penalties.

Tax authorities have issued assessment notices totaling €6 million ( $8 million) for 2004 and €5 million ( $6 million) for 2005 plus, in each case, interest and penalties. Chiquita Italia appealed these assessments to the first level Rome tax court and, in June 2011, the court rejected Chiquita Italia's appeal for 2004. Chiquita Italia has appealed this decision. Separately, customs authorities have assessed a total of €18 million ( $22 million) plus interest for these 2004 and 2005 cases. Chiquita Italia's appeals of these assessments to the first level Rome tax court and the regional court were rejected. Chiquita Italia intends to appeal this decision to the Court of Cassation, the highest level of appeal in Italy. In each case, Chiquita Italia has received payment notifications from the tax and customs authorities and began making deposit payments for assessed duties in installments to the customs authorities in September 2011 and assessed tax in installments to the tax authorities in March 2012. Chiquita Italia is making deposit payments in monthly installments on these tax and customs cases through 2018; annual deposit payments under these installment plans total €6 million ( $7 million), including interest. Deposits made under these cases are deferred in "Investments and other assets, net" on the Condensed Consolidated Balance Sheets pending resolution of the appeals process. If Chiquita Italia ultimately prevails in its appeals, all amounts deposited will be reimbursed with interest.

The fiscal police investigation also challenged the involvement of a Chiquita entity incorporated in Bermuda in the sale of bananas directly to Chiquita Italia (direct import challenge), as a result of which the tax authorities claimed additional taxes of €13 million ( $16 million) for 2004 and €19 million ( $25 million) for 2005, plus interest and penalties. In order to avoid a long and costly tax dispute, in April 2011, Chiquita Italia reached an agreement in principle with the Italian tax authorities to settle the dispute and recorded expense for the settlements at that time. Under the settlement, the tax authorities agreed that the Bermuda corporation's involvement in the importation of bananas was appropriate and Chiquita Italia agreed to an adjustment to the intercompany price paid by Chiquita Italia for the imported bananas it purchased from this company, resulting in a higher income tax liability for those years. Chiquita Italia paid a settlement of €3 million ( $4 million) of additional income tax for 2004 and 2005, including interest and penalties, which was significantly below the amounts originally claimed. The portion of the settlement for 2005 is still subject to approval by the Rome tax court; approval is expected in 2012. As part of the settlement, Chiquita Italia also agreed to a pricing adjustment for its intercompany purchases of bananas for the years 2006 through 2009, resulting in payments in June and July 2011 of €2 million ( $3 million) of additional tax and interest to fully settle those years. The indirect import challenge described above is not part of the settlement.

Chiquita Italia continues to believe that it acted properly and that all the transactions for which it has received assessment notices were legitimate and reported appropriately, and, aside from those issues already settled, continues to vigorously defend the transactions at issue.

Exhibit C

Press Release filed as Exhibit 99.1 on Form 8-K dated August 7, 2012:

Exhibit 99.1

CHIQUITA REPORTS SECOND QUARTER 2012 RESULTS

COMPANY PRESENTS TRANSFORMATION STRATEGY AND PROVIDES OUTLOOK

COMPANY ANNOUNCES CEO TRANSITION PROCESS

•	Second quarter results of comparable diluted EPS of $0.27; GAAP diluted EPS of $0.12

•	Primary goals are increasing cash flow, reducing debt, and driving shareholder value

•	Target operating margins introduced at 4 percent for Bananas and 7 to 8 percent for Salads

•	Restructuring will result in at least $60 million of annual savings and will focus Chiquita on core Banana and Salad businesses

CHARLOTTE - August 7, 2012 - Chiquita Brands (NYSE: CQB) today released financial and operating results for the second quarter of 2012 and announced restructuring activities designed to increase long-term profitability. The Company reported GAAP net income of $6 million on net sales of $833 million and comparable net income[1] of $12 million. For the same period in 2011, the company reported GAAP net income of $78 million on net sales of $870 million and comparable net income of $34 million. The 2011 second quarter GAAP net income includes, among other items, the benefit of an $87 million income tax valuation allowance release, partially offset by a $32 million non-cash reserve for prior grower advances.

“While we do not believe that Chiquita's second quarter results reflect the sustainable earnings potential of our business, our results exceeded our expectations, in spite of the significant impact from the dramatic reduction in the value of the euro and difficult pricing comparisons to 2011. The negative euro impact alone was $26 million,” said Fernando Aguirre, chairman and chief executive officer. “Our Banana business continues to be stable. Our sales volumes were at similar levels to the same period of 2011, but the product supply surcharge that was in place for 2011 in North America and the large and rapid decline in the value of the euro resulted in difficult pricing comparisons to 2011. In Salads, although we had lower retail sales volumes than the year ago quarter, the volumes were higher than previously forecasted as we experienced increasing retail sales velocity on a same store basis, and we delivered cost reductions from 2011,” Aguirre added.

RESTRUCTURING ACTIVITIES
To support the goal of increasing profitability in its core businesses, Chiquita will rebalance its structure by strategically transforming the company to a high volume, lower cost operator by better leveraging its economies of scale, iconic brand, and core distribution, quality and customer service competencies. As part of this strategic change, Chiquita

[1]Comparable basis amounts exclude certain items described below under “Non-GAAP Measurements and items affecting comparability.”

will simplify and reduce its administrative and manufacturing overhead structure with the goal of achieving operating margins of 4 percent in Bananas and 7 to 8 percent in Salads over the next two to three years. The restructuring is expected to result in sustainable annual cost reductions of at least $60 million, which the company expects to begin to recognize in the fourth quarter of 2012 and to fully realize in 2013.

LEADERSHIP TRANSITION
As the company pursues this new strategic direction with a focus in driving profits in its core businesses, Chiquita's Board of Directors and its chief executive officer believe that this is the right time to announce its plans to transition leadership. The Board has formed a committee to oversee the process of selecting a new chief executive officer, and a leading executive search firm has been retained to assist in identifying qualified candidates to fill the position. Aguirre will remain as chairman and chief executive officer through the hiring and transition of a new CEO.

“It has been an honor to lead Chiquita for almost nine years,” said Aguirre. “Chiquita's dedicated employees and management team have transitioned to Charlotte and launched its strategic transformation plan. Although the current economic times have been tough, I am confident that the company is well positioned to increase its financial performance and drive shareholder value. I remain one of the largest shareholders of the company and my main interest is to increase the value for all shareholders. I look forward to working with the Board of Directors to implement the restructuring and ensure a seamless leadership transition. The future is bright and the time has come to bring in new talent who can lead the company forward.”

"On behalf of the Board, we want to thank Fernando for his leadership, dedication and commitment over his almost nine years of service,” said Kerrii B. Anderson, Chiquita's lead independent director. “He has led us through thick and thin, expanding distributional channels, transforming the North American Banana business, unlocking balance sheet value, divesting non-core assets, navigating through tough inherited litigation, reducing debt and consolidating our headquarters in the business conducive and growth oriented city of Charlotte. The Board is committed to increasing shareholder value through the execution of Chiquita's transformational strategy. Given our change in strategy, Fernando and the Board decided to conduct a thorough search to identify the best candidate to serve as Chiquita's next CEO and to jointly execute an effective and smooth leadership transition.”

2012 SECOND QUARTER SUMMARY

The following table shows adjustments and reconciling items made to “Net income (loss)” and “Diluted earnings (loss) per share” between comparable and GAAP results. See “Non-GAAP Measurements and items affecting comparability” below for descriptions of items excluded on a comparable basis, including descriptions of how these items affect the results of reportable segments.

	Net income (loss)		Diluted earnings (loss) per share[2]
(in millions, except per share amounts)	2012	2011	2012	2011
Comparable results (Non-GAAP)	$12	$34	$0.27	$0.73
Income tax valuation allowance release	—	87	—	1.89
Reserve for growers receivables	1	(32)	0.01	(0.70)
Italian tax settlement	—	(6)	—	(0.14)
Exit activities, net of tax	(5)	(2)	(0.11)	(0.05)
Incremental non-cash interest expense	(2)	(2)	(0.05)	(0.05)
Reported results (GAAP)	$6	$78	$0.12	$1.68

Columns may not total due to rounding.
[2]Shares used for diluted EPS calculation are on an as-reported basis.

Net Sales and Results: Quarterly sales decreased 4 percent year-on-year to $833 million, primarily due to lower pricing in Bananas and the decrease in the euro from an average of $1.44/euro for the second quarter of 2011 to an average of $1.29/euro for the second quarter of 2012. Comparable net income for the quarter decreased due to lower revenues and higher sourcing costs, partially offset by manufacturing improvements in Salads that reduced quality costs compared to 2011 and by lower corporate costs, including marketing expenses.

Cash, Debt and Liquidity:  Cash flow from operations was $8 million for the second quarter 2012 compared to cash provided by operations of $103 million for the second quarter 2011. At June 30, 2012, cash and equivalents were $53 million, and we had $109 million of availability under our revolving credit facility. The Company borrowed $20 million under its revolving credit facility in April 2012, for seasonal working capital needs. Working capital demands are typically higher in the first half of the year.

Bananas: Net sales decreased 4 percent to $533 million. For 2012, net sales did not include a product supply surcharge in North America, and Europe's pricing was significantly affected by lower currencies. As a result, comparable operating income was $29 million for the second quarter of 2012, compared to $60 million for the second quarter of 2011. Excluding the year over year impacts of the surcharge and exchange rate movement, Bananas comparable income would have been higher than in 2011, particularly in Europe which, excluding currency has more than doubled.

Salads and Healthy Snacks: Net sales remained consistent year-on-year at approximately $252 million as foodservice and healthy snack sales offset lower volumes of retail value-added salads. Comparable operating income was $11 million for the second quarter of 2012, versus $4 million in 2011 because of manufacturing improvements which reduced per unit costs and eliminated certain quality related costs incurred in 2011.

EXECUTION OF STRATEGIC INITIATIVES - RESTRUCTURING
In an effort to increase profitability of Chiquita's core Salad and Banana businesses, Chiquita is executing a series of strategic initiatives including a restructuring. The restructuring activities are expected to reduce expenses and focus its resources on bananas and salads. In order to achieve the long-term financial targets, the company will focus on increasing volumes, reducing operating and administrative costs, and aligning investment opportunities for both business units.

The restructuring is expected to be substantially completed in the third quarter of 2012 and the resulting cost savings will begin immediately. The annual savings are expected to be at least $60 million, after a one-time charge of approximately $15 million in the second half of 2012, primarily related to severance costs. Realized savings will improve profitability, and resulting additional cash flow will be used primarily to reduce debt.

The majority of the savings come from a simplification and reduction of the company's overhead and operating structure, including the elimination of some senior management level positions to bring operational functions closer in-line with strategic decisions to be a more cost efficient, competitive business. Along with simplifying the organization, to achieve the savings, Chiquita also expects to benefit from efficiencies in sourcing and logistics, decreased research and development spending in non-core products, and continued improvements in manufacturing costs.

All of these changes will be made in a manner designed to maintain high product quality, service and food safety standards to Chiquita's customers and consumers, consistent with existing legal and contractual obligations.

OUTLOOK
For the remainder of 2012, the company will also continue to take the necessary action to control and lower operating costs as a way to partially offset the headwinds that it expects to continue within its core businesses.

•	In its Banana business, while sales volume is expected to be stable, the company expects supply to outpace demand throughout the balance of the year.

•
In North America, for the second half of 2012, year-over-year pricing comparisons will not be impacted by the 2011 product supply surcharge which was in place through the end of the second quarter of 2011.

•
The company expects for the balance of the year that the European Banana business will be negatively impacted by the lower euro exchange rate, for which the company realized equivalent dollars at a rate of approximately $1.40/euro in the second half of 2011 as compared to current levels at $1.24/euro.

•
In the Salads and Healthy Snacks business, we expect sales to see marginal second half 2012 growth versus 2011 as certain incremental private label and branded salad volume contracts open for renewal. Operating margins should improve year-over-year with efficiencies from organization realignment, improvement in manufacturing processes and the absence of certain quality related costs that were specific to 2011.

In the second quarter of 2012 and July 2012, Chiquita entered into forward contracts and option collar hedge transactions (involving average rate euro put and call options) to hedge certain of its euro-based cash flow exposure. These hedges cover 85 percent of the expected euro exposure for the balance of 2012 and for all of 2013. These hedges, which will be described in more detail in the company's Form 10-Q, will offset most of the downside currency risk below $1.23/euro for the next 18 months.

These expectations do not include any unforeseen weather, event risks or major currency fluctuations.

Management's estimates of certain financial items are as follows:

	Q2 2012	Q1 2012	FY 2012
(in $ millions)	Actual	Actual	Estimate
Capital Expenditures	11	12	55-65
Depreciation & Amortization	15	16	60-65
Gross Interest Expense [1]	10	11	40-45
Net Interest Expense [1]	9	10	35-40

[1] Interest expense includes the impact of accounting standards that add non-cash interest expense of $2 million in each quarter of 2012 and approximately $10 million for the full year.

CONFERENCE CALL
Chiquita will hold a conference call for investors to discuss its results at 4:30 p.m. EDT today. Access to a live audio webcast is available at http://investors.chiquita.com. Toll-free telephone access will be available by dialing 1-888-339-3503 in the United States and +719-325-2122 from international locations and providing the conference code 4237408. To access the telephone replay, dial 1-888-203-1112 from the United States and +719-457-0820 from international locations and enter the confirmation code 4237408.

CONTACTS: Steve Himes, 980-636-5636, shimes@chiquita.com (Investors and Analysts)
Andrew Ciafardini, 980-636-5013, aciafardini@chiquita.com (Media)

NON-GAAP MEASUREMENTS AND ITEMS AFFECTING COMPARABILITY
The company reports its financial results in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP). To provide investors with additional information regarding the company's results, more meaningful year-on-year comparisons of the company's core financial performance, and measures that management uses to evaluate the company's performance against internal budgets and targets, the company reports certain non-GAAP measures as defined by the Securities and Exchange Commission. Our press release uses non-GAAP measures of comparable net income (loss), comparable diluted earnings (loss) per share and comparable operating income. Non-GAAP financial measures should be considered in addition to, and not instead of, U.S. GAAP financial measures, and may differ from non-GAAP measures that other companies use. The adjustments between the U.S. GAAP and non-GAAP financial measures listed below are excluded from comparable income because they are unusual and/or infrequent in nature and are consistent with the company's internal reporting and measurement of financial performance.

•
Valuation Allowance Release: During the second quarter 2011, the company determined it is more likely than not that it will realize its deferred tax assets, and accordingly, it recognized an income tax benefit representing the reversal of $87 million of valuation allowances against 100 percent of the U.S. federal deferred tax assets and a portion of the state deferred tax assets, primarily net operating loss carry forwards. Income taxes are not included in the results of reportable segments.

•
Reserve for (Recovery of) Grower Advances: The second quarter of 2011 includes a $32 million reserve for the expected remaining carrying value of advances made to a Chilean grower.  In the second quarter of 2012, the company recovered $0.5 million of these advances to the Chilean grower through the bankruptcy process and continues to seek additional recoveries. The reserve and the recovery are excluded from comparable income of the Other Produce segment.

•
Italian Tax Settlement: In the second quarter 2011, the company settled, or was in the process of settling, several years of Italian income tax claims at an incremental cost of $6 million, which was significantly below the amounts originally claimed by the tax authorities. Income taxes are not included in the results of reportable segments.

•	Exit Activities:
Headquarters relocation: In November 2011, Chiquita announced its plan to relocate the Company's corporate headquarters from Cincinnati, Ohio to Charlotte, North Carolina. Of the $30 million of one-time costs expected to be incurred, the company recognized costs of $7 million ($4 million net of tax) in the second quarter of 2012, $4 million ($2 million net of tax) in the first quarter of 2012, and expects an additional $8 million of other relocation costs to be recognized primarily during the second half of 2012. Relocation costs are excluded from comparable reporting of Corporate costs.

Shipping reconfiguration: During the third quarter of 2011, the company initiated a reconfiguration of its European shipping system which is expected to provide more than $12 million of annualized cost savings, net of transition costs that include expected losses on subleased vessels removed from service in 2011 and 2012. Comparable operating income of the Banana segment for the first quarter of 2012 excludes a charge of $6 million for net losses expected on certain ship sublease contracts. These sublease losses will not recur in 2013 since the primary leases for vessels expiring in 2012 will not be renewed.
Other exit activities: In the second quarter of 2012, comparable operating income of the Salads and Healthy Snacks segment excludes $1 million of expense to close a research and development facility. In the second quarter of 2011, the company excluded from comparable operating income $2 million of severance costs to realign its salad overhead costs and to embed its global innovation and marketing functions into its business units. This realignment-related expense was allocated to the reportable segments for GAAP reporting. During the first quarter of 2012, the company excluded from comparable operating income $4 million ($3 million net of tax) for asset write-offs and severance for discontinued product items, and other restructuring-related severance. GAAP reporting included $2 million of these activities in the Salads and Healthy Snacks segment and $2 million was in the Other Produce segment.

•
Incremental non-cash interest expense on Convertible Notes: Accounting standards related to convertible debt instruments increased the amount of reported GAAP interest expense on the company's $200 million of 4.25% Convertible Senior Notes. Comparable net income excludes this additional interest expense because it is non-cash; it was $2 million for each of the second quarters of 2012 and 2011 and $5 million and $4 million in the six months ended June 30, 2012 and 2011, respectively. Interest expense is not included in the results of reportable segments.

ABOUT CHIQUITA BRANDS INTERNATIONAL, INC.
Chiquita Brands International, Inc. (NYSE: CQB) is committed to Improving World Nutrition, as a leading international marketer and distributor of nutritious, high-quality fresh and value-added food products - from energy-rich bananas, blends of convenient green salads, other fruits to healthy snacking products. The company markets its healthy, fresh products under the Chiquita® and Fresh Express® premium brands and other related trademarks. With annual revenues of more than $3 billion, Chiquita employs more than 21,000 people and has operations in nearly 70 countries worldwide. For more information, please visit our corporate web site at www.chiquita.com.

FORWARD-LOOKING STATEMENTS
This press release contains certain statements, including in the “2012 Outlook” section, that are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Chiquita, including: the customary risks experienced by global food companies, such as prices for fuel and other commodity inputs, currency exchange rate fluctuations, industry and competitive conditions (all of which may be more unpredictable in light of continuing uncertainty in the global economic environment), government regulations, food safety issues and product recalls affecting the company or the industry, labor relations, taxes, political instability and terrorism; challenges in implementing the relocation of the Company's corporate headquarters, and other North American corporate functions, to Charlotte, North Carolina; challenges in implementing restructuring and leadership changes highlighted in this press release; unusual weather events, conditions or crop risks; our continued ability to access the capital and credit markets on commercially reasonable terms and comply with the terms of our agreements; and the outcome of pending litigation and governmental investigations involving the company, as well as the legal fees and other costs incurred in connection with these items.

Any forward-looking statements made in this press release speak as of the date made and are not guarantees of future performance. Actual results or developments may differ materially from the expectations expressed or implied in the forward-looking statements, and the company undertakes no obligation to update any such statements. Additional information on factors that could influence Chiquita's financial results is included in its SEC filings, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K.
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Exhibit A:
CHIQUITA BRANDS INTERNATIONAL, INC.
CONSOLIDATED INCOME STATEMENT
(Unaudited – in millions, except per share amounts)

	Quarter Ended June 30,		Six Months Ended June 30,
	2012	2011	2012	2011
Net sales	$833	$870	$1,627	$1,695
Operating expenses:
Cost of sales	726	716	1,429	1,404
Selling, general and administrative	67	92	137	168
Depreciation	13	12	26	25
Amortization	2	2	5	5
Equity in loss of investees	1	1	3	4
Reserve for (recovery of) grower advances	—	33	—	33
Relocation costs	7	—	11	—
Operating income (loss)	18	14	17	56
Interest income	1	1	2	2
Interest expense	(10)	(14)	(21)	(28)
Income (loss) before taxes	8	1	(2)	30
Income tax	(3)	77	(4)	72
Net income (loss)	$6	$78	$(6)	$102

Basic earnings per share	$0.12	$1.71	$(0.12)	$2.25
Diluted earnings per share	$0.12	$1.68	$(0.12)	$2.21

Shares used to calculate basic earnings per share	45.9	45.4	45.9	45.4
Shares used to calculate diluted earnings per share	46.2	46.3	45.9	46.2

Columns may not total due to rounding.

Exhibit B:
CHIQUITA BRANDS INTERNATIONAL, INC.
OPERATING STATISTICS - SECOND QUARTER
(Unaudited—in millions, except for percentages and exchange rates)

	Quarter ended June 30,		Percent Change Increase (Decrease)	Six months ended June 30,		Percent Change Increase (Decrease)
	2012	2011	vs. 2011	2012	2011	vs. 2011
Net sales by segment
Bananas	$533	$555	(4.0)%	$1,053	$1,094	(3.8)%
Salads and Healthy Snacks	252	253	(0.4)%	489	491	(0.3)%
Other Produce	49	63	(22.5)%	84	109	(23.1)%
	$833	$870	(4.3)%	$1,627	$1,695	(4.0)%
Comparable operating income (loss) [1]
Bananas	$29	$60	(51.6)%	$54	$116	(53.6)%
Salads and Healthy Snacks	11	4	NM	13	10	29.5%
Other Produce	(4)	(1)	NM	(8)	(4)	NM
Corporate	(12)	(15)	22.2%	(21)	(32)	32.9%
	$25	$49	(49.0)%	$37	$91	(58.8)%
Comparable operating margin by segment
Bananas	5.5%	10.8%	(5.4) pts	5.1%	10.6%	(5.5) pts
Salads and Healthy Snacks	4.4%	1.6%	2.7 pts	2.7%	2.1%	0.6 pts
Other Produce	(8.0)%	(1.7)%	(6.3) pts	(10.0)%	(3.7)%	(6.3) pts

SG&A as a percent of sales	8.1%	10.6%	(2.5) pts	8.4%	9.9%	(1.5) pts

Company banana sales volume (40 lb. boxes)
North America	16.7	16.6	0.6%	32.5	32.7	(0.6)%
Core European markets[2]	10.1	10.6	(4.7)%	20.6	21.1	(2.3)%
Mediterranean & Middle East	4.5	3.3	36.4%	8.8	6.5	35.4%
Banana Pricing
North America			(8.3)%			(7.1)%
Core European markets[2]
U.S. Dollar			(5.5)%			(7.7)%
Local			5.3%			(0.5)%
Mediterranean & Middle East			0.5%			(3.9)%
Retail value-added salads
Volume (12-count cases)	12.2	13.3	(8.3)%	24.5	26.1	(6.1)%
Pricing			0.5%			(0.1)%
Euro average exchange rate, spot (dollars per euro)	$1.29	$1.44	(10.4)%	$1.28	$1.40	(8.6)%
Euro average exchange rate, hedged (dollars per euro)	$1.29	$1.43	(9.8)%	$1.31	$1.39	(5.8)%
Columns may not total due to rounding.

[1] See description of reconciling items between GAAP and comparable basis figures in this press release under “Non-GAAP measurements and items affecting comparability.”
[2] The company's core European markets include the 27 member states of the European Union, Switzerland, Norway and Iceland.

Exhibit C:
EUROPEAN CURRENCY
YEAR-ON-YEAR CHANGE—FAVORABLE (UNFAVORABLE)
2012 vs. 2011
(Unaudited—in millions)

	Q1	Q2	YTD
Currency Impact (Euro/Dollar)
Revenue	$(10)	$(25)	$(35)
Local costs	2	6	8
Hedging[1]	6	1	7
Balance sheet translation[2]	—	(8)	(8)
Net European currency impact	$(2)	$(26)	$(28)

Columns may not total due to rounding.

[1] Second quarter no hedging benefits were recognized in 2012 versus costs of $1 million in the same period of 2011.
[2] Second quarter balance sheet translation was a loss of $8 million in 2012 versus a gain of $1 million in the same period of 2011.